BlackRock Large Cap Core Fund,

of

BlackRock Large Cap Series Funds, Inc.

File No. 811-9637

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending October 31, 2006, BlackRock Large Cap Core Fund (“BlackRock Core”), a series of BlackRock Large Cap Series Funds, Inc. (“the Registrant”), acquired substantially all of the assets and assumed certain stated liabilities of the BlackRock Strategy All-Equity Fund (“All-Equity Fund”), a series of BlackRock Strategy Series, Inc. (“Strategy Series”), File No. 811-09617 and BlackRock Disciplined Equity Fund, Inc. (“Disciplined Equity”), File No. 811-9299, (together the “BlackRock Funds”). BlackRock Core is organized as a “feeder” fund that invests all of its respective assets in the Large Cap Core Portfolio (“Core Portfolio”), a series of the Master Large Cap Series Trust (“Large Cap Trust”), File No. 811-9739.

On May 9, 2006 at meetings of the Board of Directors of the Registrant and the Board of Trustees of Large Cap Trust, the Board of Directors and Board of Trustees approved an Agreement and Plan of Reorganization (the “Reorganization”), subject to approval by each of the BlackRock Funds shareholders, whereby each BlackRock Fund would transfer substantially all of the assets and certain stated liabilities to BlackRock Core in exchange for Investor A Shares, Investor B Shares, Investor C Shares, Institutional Shares and Class R Shares, as applicable, of BlackRock Core; the distribution of such shares to each of the BlackRock Funds shareholders; and the termination of All Equity Fund as a series of Strategy Series and the dissolution of Disciplined Equity.

On May 9, 2006, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-133930 and 811-09637; the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Agreement and Plan of Reorganization by the shareholders of All Equity Fund and Disciplined Equity.  Pre-Effective Amendment No. 1 to the Registration Statement was filed on June 15, 2006 and declared effective by the Commission on June 19, 2006.

On August 15, 2006, the shareholders of All Equity Fund and Disciplined Equity approved the Reorganization at a special meeting of shareholders held for that purpose.  On August 25, 2006, the “Reorganization Date,” pursuant to the Agreement and Plan of Reorganization, All Equity Fund transferred securities and cash valued at $37,107,690 to BlackRock Core and received in exchange 1,182,289 Institutional shares, 681,921, Investor B shares, 972,090 Investor C shares, 65,148 Investor A shares and 175 Class R shares of BlackRock Core; such shares were then distributed to the shareholders of All-Equity Fund on that date in proportion to each shareholder’s interest in the assets transferred.  Disciplined Equity transferred securities and cash valued at $26,605,213 to BlackRock Core and received in exchange 202,522 Institutional shares, 739,775 Investor B shares, 368,200 Investor C shares, 775,723 Investor A shares and no Class R shares of BlackRock Core; such shares were then distributed to the shareholders of Disciplined Equity on that date in proportion to each shareholder’s interest in the assets transferred.